Betaferon(r) approved in Canada as treatment for the earliest stages of multiple sclerosis

Berlin, August 3, 2006 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that Betaferon(r) (interferon beta-1b, marketed as Betaseron(r) in Canada by Schering's affiliate Berlex Canada Inc), has been granted marketing authorization by the Health Products and Food Branch of Health
Canada for an extension of its indication to include the treatment of patients with a first clinical event suggestive of multiple sclerosis (MS). With this approval, Betaferon becomes the highest-dose highest-frequency therapy approved for the treatment of the earliest stages of MS in Canada.
The approval provides an important treatment option for patients to reduce the risk of developing clinically definite MS (CDMS), and the potential to delay the progression of the disease.

In June 2006, Schering was granted marketing authorization by the European Commission for an extension of its indication to include the treatment of patients with a first clinical event suggestive of multiple sclerosis (MS) in all 25 European member states, as well as Iceland and Norway. A supplemental biologics license application (sBLA) requesting an expanded label for Betaferon (marketed as Betaseron in the U.S.) was filed with the U.S. Food and Drug Administration by Berlex, Inc., a U.S. affiliate of Schering AG, in February 2006 and is awaiting approval.

The label extension is based on results from the BENEFIT(a) study which showed that Betaferon 250 mcg treatment in the early phase of the disease reduced the risk of developing CDMS by 50 percent compared with placebo.(1.),(b)
Furthermore, patients in the Betaferon group were two times better protected(c) than placebo-treated patients against developing MS as defined by the McDonald diagnostic criteria.(2.) Betaferon was also very well accepted in the BENEFIT study, with 93 percent of patients completing the two-year study period.

"We are pleased that we have received approval from the Canadian authorities for the use of Betaferon to treat the earliest stages of MS," said Dr. Darlene Jody, Head of Specialized Therapeutics Global Business Unit at Schering Group. "With this approval in Canada and the recent approval in Europe, more patients will have access to Betaferon treatment early in the disease course when it has the greatest impact on the progression of the disease."

Footnotes
(a) Betaferon(r)/Betaseron(r) in Newly Emerging MS For Initial Treatment.
(b) 50 Percent risk reduction based on adjustment for a standard set of baseline covariates.
(c) At the end of the study period of two years.

References
(1.) L Kappos. Betaferon(r) in Newly Emerging Multiple Sclerosis for Initial Treatment (BENEFIT): clinical results. Presented at ECTRIMS/ACTRIMS 2005. (2.) McDonald et al. Recommended Diagnostic Criteria for MS. Ann Neurol 2001; 50:121-127.

Additional information

ABOUT BENEFIT
The multi-center, double-blind, randomized, phase III BENEFIT study was conducted in 98 centers in 20 countries and included a total of 487 patients presenting with a single clinical episode suggestive of MS. Patients with a first clinical demyelinating event suggestive of MS and typical MRI findings received either eight million units of interferon beta-1b (Betaferon) every other day or placebo as a subcutaneous injection. Treatment continued for up to 24 months unless patients experienced a second attack and were diagnosed with clinically definite MS. The two co-primary efficacy outcomes were time to CDMS, based on a second clinical demyelinating event or an Expanded Disability Status Scale (EDSS) progression >=1.5 points, and time to MS according to the McDonald criteria. All study participants completing the double blind study were then invited to participate in a separate open-label follow-up study with Betaferon which will prospectively assess the impact of such early treatment with Betaferon on the long-term course of the disease for a total observation time of five years, including the impact of early treatment on the formation of new brain lesions as measured by magnetic resonance imaging (MRI).

BENEFIT patients included those who had a first clinical demyelinating event either monofocal (i.e. clinical evidence of a single lesion) or multifocal (i.e. clinical evidence of more than one lesion). Inclusion of both patient groups is important because this is representative for the patient population with a single event.

ABOUT BETAFERON
Betaferon/Betaseron was the first disease-modifying drug introduced for MS and is a well-established treatment around the world. Betaferon has the broadest experience of any MS medication. In the U.S., Europe and Japan, Betaferon has been approved for all relapsing forms of MS. It is able to reduce the number of MS episodes by one-third, and the frequency of moderate to severe episodes by as much as 50 percent. Sixteen years' follow up of people treated with Betaferon has shown that it is safe and well tolerated.



Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

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oliver.renner@schering.de
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